Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

MINUTES OF THE AUDIT BOARD MEETING

(“Meeting”)

1.         DATE, TIME AND VENUE: The Audit Board of Suzano Papel e Celulose S.A. (“Suzano” or “Company”) convened at 11:00 am, on February 27, 2019, at the branch office located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo or through conference call, State of São Paulo.

2.         ATTENDANCE: Present all members of the Audit Board of the Company: Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. Mr. Walner Alves Cunha Júnior acted as secretary. Was also present in the Meeting: Mr. Carlos Eduardo Pivoto Esteves, Mr. Daniel Nascimento and Mr. Tadeu Cendon Ferreira, representative of PriceWaterhouseCoopers Auditores Independentes, company with headquarters located in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”), engaged to prepare the appraisal report of the equity value of Fibria (as defined below) by its book value, pursuant to the terms of article 227 of Law No. 6,404, of December 15, 1976, as amended, for purposes of the merger by the Company (“Appraisal Report”).

3.         AGENDA: (i) Examine and issue an opinion, as the case may be, on the Management Proposal to be submitted to the Extraordinary Shareholders Meeting of the Company, with respect to the merger of Fibria Celulose S.A., publicly held company, with headquarters located in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, enrolled with the CNPJ/ME under No. 60.643.228/0001-21, registered with the Board of Trade of São Paulo under NIRE 35.300.022.807 (“Fibria”) into the Company (“Merger”); (ii) acknowledge, for informational purposes the amendments to the Company’s bylaws related to clarifications to the formula for distribution of dividends by the Company.

4.         MINUTES IN SUMMARY FORM: The Audit Board Members unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents in the agenda as they were already aware of them. Prior to consideration and voting, the Audit Board Members registered that the representatives of the Company provided clarifications and delivered the relevant documents with regard to the agenda, including the Protocol and Justification of the merger of Fibria Celulose S.A. by Suzano (“Merger Agreement”), the Appraisal Report and the pro forma financial statements submitted to reasonable assurance of PwC with base date of December 31, 2018.

4.1.      RESOLUTIONS: Installed the Meeting, after examining and analyzing the Management Proposal, the Audit Board Members decided, unanimously and without restrictions, to recommend, favorably and without reservations, the Merger, in accordance with the terms and conditions set forth in the Protocol and Justification of the merger of Fibria by Suzano, executed on February 27, 2019, by the management of the Company and Fibria.

4.2.         The Audit Board Members received the proposal related to the amendments to the bylaws of the Company to be submitted to the Extraordinary General Shareholders’ Meeting of the Company that will resolve on the Merger and other matters.

5.         OPINION: After the presentation and assessment of the results, the members of the Audit Board, by unanimous vote and without any restrictions, issued the following opinion:

“The Audit Board, pursuant to its legal duties, specifically article 163, III of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), in a meeting held on the date hereof, examined the Management Proposal regarding the following matters of the agenda: examine and opine, as the case may be, on the Management Proposal to be submitted to the Extraordinary General Shareholders’ Meeting regarding the merger of Fibria Celulose S.A., publicly held registered company, with headquarters located in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, enrolled with the CNPJ/ME under No. 60.643.228/0001-21 (“Fibria”) into the Company (“Merger”). The Audit Board examined the Appraisal Report and verified that the book value of Fibria’s equity, on the base date of December 31, 2018, to be contributed to the Company, corresponds to fourteen billion, one hundred and forty-nine million, three thousand, five hundred and ten reais and fifty-five cents (R$ 14,149,003,510.55). Considering the documents analyzed, the members of the Audit Board, unanimously, stated that they consider these documents appropriate to this type of transaction and that they meet the legal requirements related to the matter, as well as that the Merger proposed meets the interests of the Company, by means of which they recommend its approval, pursuant to the Merger Agreement, without reservations, by the Extraordinary Shareholders Meeting to be held for this purpose, pursuant to the Brazilian Corporations Law.”

6.         ADJOURNMENT: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all members present.

February 27, 2019.

Members Present:

Eraldo Soares Peçanha	Luiz Augusto Marques Paes

Rubens Barletta

Walner Alves Cunha Júnior
Secretary